Cyruli Shanks & Zizmor, LLP
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June 29, 2007

Joshua Ravitz, Esq.
U. S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Northeast Auto Acceptance Corp. (the "Company") Registration Statement on Form 10 File No. 000-51997

Dear Mr. Ravitz:

Enclosed please find the above-referenced Amendment No. 7 to the Form 10 filed by the Company which contains revisions in accordance with your June 22, 2007 comment letter. This letter summarizes our responses thereto and shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the paragraph it is responsive to). Any page numbers shown below refer to the pages on the EDGAR filing of Amendment No. 7.

1.    In response to comment number 1, please note that consolidated balance sheets for 2005 and 2006 have been reconciled with the consolidated statements of changes in stockholders' equity for the same periods.

2.    In response to Comment 2, please note that the following:

  a. The reclassification of $145,045 was a result of an error in coding the $145,045 amount as SG&A instead of Cost of Sales. The costs involved represented fees paid to individuals who assisted the Company in acquiring its inventory. In error, these fees were coded as selling commissions instead of an inventory acquisition cost.

  b. Please note that the error was found subsequent to the December 31, 2005 audit, but before the December 31, 2006 audit. Thus, the date of the December 31, 2006 audit is subsequent to the reclassification.

  c. The reference in the auditor's report to Note 18 has been changed to Note 19.

  d. Please note that the MD&A has been revised to reflect the revision made to the amount of selling, general and administrative expenses for the year ended December 31, 2005.

3.   In response to Comment 3, please note that Note 19 has been revised to be consistent with Comment 3.

Sincerely, /s/ Paul Goodman Paul Goodman